April 12, 2016

Richard R. Lovely
10 Larkspur Lane
Newtown, PA. 18940

Dear Rich:
Triumph Group, Inc. (“TGI”) is pleased to offer you the position of Senior Vice President - Human Resources reporting directly to the Chief Executive Officer of TGI. The starting salary offered for this position is $375,000 per year, currently paid bi-weekly, and is subject to deductions for taxes and other withholdings as required by law or the policies of TGI. Your compensation package will also include the following:

Short-Term Incentive:
You will be eligible to participate in Triumph’s annual bonus program for executives in effect from time to time, with a target bonus of 60% of base salary and with a potential overachievement opportunity and metrics to be defined shortly. This bonus opportunity will begin with our 2017 fiscal year which runs from April 1, 2016 through March 31, 2017.

Sign-On Award
You will be provided with a special one-time sign-on award (the “Initial Restricted Stock Award”) equal to one half of your FY17 equity grant subject to the approval of the Compensation and Management Development Committee (the “Committee”) of the Board of Directors. This program is currently under redesign and is expected to be presented and approved at the April 2016 meeting of the Committee. This award is in addition to the Long Term Incentive benefit defined below.

Other Long-Term Incentive and Employee Benefits:
You will be eligible to participate in Triumph’s long-term equity incentive program at a level commensurate with your position, but with an equity grant value on the date of grant equal to not less than 75% of base salary subject to the approval of the Committee. This program is currently under redesign and is expected to be presented and approved at the April 2016 meeting of the Committee. You will be eligible for our comprehensive benefits program, which among other things includes participation in the medical, dental, life and accident insurance programs.

Start Date:	Your start date will be April 18, 2016 as previously agreed.
Conditions:
The offer of employment set forth in this letter agreement is subject to the following conditions:
Your acceptance of this offer by April 15, 2016
Satisfactory reference discussions
Satisfactory background check
Satisfactory drug screening

Termination by TGI Without Cause:
Upon termination of your employment by TGI without Cause (as defined below), you will be entitled to receive, subject to your execution of a general release of claims in favor of TGI and its affiliates in a form reasonably satisfactory to TGI and such release becoming irrevocable in accordance with its terms prior to the 60th day following your termination date (the “Release Date”), and subject to Section d(i)(A) of Annex B hereto, the following:

a cash severance benefit equal to 12 months’ base salary, payable in substantially equal installments (in accordance with TGI’s payroll practices as in effect upon such termination of employment) over the one-year period following your termination of employment; provided that all severance payments that would otherwise be paid during the period between your termination of employment and the Release Date shall be accumulated and paid on the first regular payroll date following the Release Date;
if you elect continued medical and dental coverage under COBRA, then until the earlier of (a) the end of the 12-month period following your termination of employment and (b) the time that you become eligible to receive medical and dental benefits under another employer-provided plan, TGI shall reimburse you for the full cost of the premiums associated with such coverage, with each reimbursement paid on or prior to the 10th day of the month to which the applicable premium relates; provided that all such reimbursements that would otherwise be paid during the period between your termination of employment and the Release Date shall be accumulated and paid within 10 days following the Release Date;
if such termination of employment occurs prior to the fourth anniversary of your start date, one fourth of the unvested restricted shares subject to the Initial Restricted Stock Award will vest (and, for the avoidance of doubt, the remaining unvested restricted shares subject to such award, if any, shall be forfeited); and
if such termination of employment occurs within two years following a Change in Control (as defined in TGI’s 2013 Equity and Cash Incentive Plan or any successor plan), all of your outstanding and unvested time-vesting equity compensation awards (including the Initial Restricted Stock Award) shall become vested.
For purposes of this letter agreement, “Cause” means (i) your commission of, or indictment for or otherwise being formally charged with, a felony or crime of moral turpitude; (ii) your commission of a material act of dishonesty involving the TGI or any of its affiliates that materially and demonstrably harms the TGI; (iii) your material breach of your obligations under this letter agreement or any other agreement entered into between the you and TGI or any of its affiliates; (iv) your willful and repeated failure to perform substantially your duties with TGI or any affiliate of TGI (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to you by TGI that specifically identifies the manner in which TGI believes that you have not substantially performed your duties and your failure to cure such failure within 10 days; (v) your material breach of TGI policies or procedures; (vi) your other misconduct or negligence that causes material harm to TGI or its affiliates or their business reputation, including due to any adverse publicity, as determined by TGI in its sole discretion; or (vii) your failure, as determined by TGI in its sole discretion, to successfully complete any of the offer conditions described above under “Conditions”, to the extent that you are permitted to commence employment without successful completion of such conditions prior to you start date.

Better Net After-Tax Cutback
Your compensation arrangements with TGI are subject to a better net after-tax cutback provision in respect of the excise tax imposed under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), as set forth on Annex A to this letter agreement.

Restrictive Covenants:	You hereby agree to be bound by the restrictive covenants set forth on Annex B to this letter agreement.
Section 409A:
It is intended that payments and benefits made or provided under this letter agreement shall not result in penalty taxes or accelerated taxation pursuant to Section 409A of the Code (“Section 409A”), and this letter agreement shall be interpreted and administered in accordance with such intent. Each payment of compensation under this letter agreement shall be treated as a separate payment of compensation for purposes of Section 409A. All reimbursements and in-kind benefits provided under this letter agreement that are subject to Section 409A shall be made in accordance with the requirements of Section 409A, including, where applicable, the requirement that (a) any reimbursement is for expenses incurred during your lifetime (or during a shorter period of time specified in this letter agreement); (b) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year; (c) the reimbursement of an eligible expense shall be made no later than the last day of the calendar year following the year in which the expense is incurred; and (d) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit. Notwithstanding anything to the contrary in this letter agreement, if you are considered a “specified employee” for purposes of Section 409A, any payment on account of your separation from service that constitutes nonqualified deferred compensation within the meaning of Section 409A and that is otherwise due to you under this letter agreement during the six-month period immediately following your separation from service (as determined in accordance with Section 409A) shall be accumulated and paid to you on the first business day of the seventh month following your separation from service (the “Delayed Payment Date”). If you die during the postponement period, the amounts and entitlements delayed on account of Section 409A shall be paid to the personal representative of your estate on the first to occur of the Delayed Payment Date or 30 days after the date of your death.

Section 409A:
It is intended that payments and benefits made or provided under this letter agreement shall not result in penalty taxes or accelerated taxation pursuant to Section 409A of the Code (“Section 409A”), and this letter agreement shall be interpreted and administered in accordance with such intent. Each payment of compensation under this letter agreement shall be treated as a separate payment of compensation for purposes of Section 409A. All reimbursements and in-kind benefits provided under this letter agreement that are subject to Section 409A shall be made in accordance with the requirements of Section 409A, including, where applicable, the requirement that (a) any reimbursement is for expenses incurred during your lifetime (or during a shorter period of time specified in this letter agreement); (b) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year; (c) the reimbursement of an eligible expense shall be made no later than the last day of the calendar year following the year in which the expense is incurred; and (d) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit. Notwithstanding anything to the contrary in this letter agreement, if you are considered a “specified employee” for purposes of Section 409A, any payment on account of your separation from service that constitutes nonqualified deferred compensation within the meaning of Section 409A and that is otherwise due to you under this letter agreement during the six-month period immediately following your separation from service (as determined in accordance with Section 409A) shall be accumulated and paid to you on the first business day of the seventh month following your separation from service (the “Delayed Payment Date”). If you die during the postponement period, the amounts and entitlements delayed on account of Section 409A shall be paid to the personal representative of your estate on the first to occur of the Delayed Payment Date or 30 days after the date of your death.

As a TGI employee, you will be expected to adhere to TGI’s Code of Business Conduct, current policies, procedures and practices as well as any that may be implemented in the future.

This offer is contingent upon your satisfactory completion of the conditions described above under “Conditions”. While we hope we will be able to meet each other’s mutual needs, TGI is an employer-at-will. This means that your employment with TGI is not for any set term and may be terminated by either you or TGI at any time. The at-will term of your employment can be modified only in writing signed by you and the Chief Executive Officer of TGI.

Please contact me if you have any questions about the information provided in this letter or if you require further information.

I look forward to meeting you soon!
Sincerely,
/s/ Elisabeth H. Barrett
Elisabeth H. Barrett
Vice President, Human Resources

Agreed and accepted:

/s/ Richard R. Lovely         4/12/2016
Richard R. Lovely        Date

cc. D.Crowley

Annex A

Better Net After-Tax Cutback

In the event that any payments or benefits received or to be received by you pursuant to this letter agreement or otherwise (a) constitute “parachute payments” within the meaning of Section 280G of the Code, as determined by the accounting firm that audited TGI prior to the relevant “change in ownership or control” within the meaning of Section 280G of the Code or another nationally known accounting or employee benefits consulting firm selected by TGI prior to such change in ownership or control (the “Accounting Firm”) and (b) but for the provisions of this Annex A, would, in the judgment of the Accounting Firm, be subject to the excise tax imposed by Section 4999 of the Code by reason of Section 280G of the Code, then your benefits under this letter agreement shall be payable either: (i) in full, or (ii) as to such lesser amount which would result in no portion of such payments or benefits being subject to the excise tax under Section 4999 of the Code, as determined by the Accounting Firm, whichever of the foregoing amounts, taking into account the applicable federal, state and local income and employment taxes and the excise tax imposed by Section 4999 of the Code, results in the receipt by you, on an after-tax basis, of the greatest amount of payments and benefits under this letter agreement, as determined by the Accounting Firm, notwithstanding that all or some portion of such payments and benefits may be taxable under Section 4999 of the Code. In the event that a lesser amount is paid under clause (b)(ii) above, then the elements of your payments hereunder shall be reduced in such order (1) as TGI determines, in its sole discretion, has the least economic detriment to you and (2) which does not result in the imposition of any tax penalties under Section 409A on you. To the extent the economic impact of reducing payments from one or more elements is equivalent, and subject to clause (2) of the preceding sentence, the reduction may be made pro rata by TGI in its sole discretion.